UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           CONSTELLATION BRANDS, INC.
                           --------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 Class B Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                               Class A 21036P 10 8
                               Class B 21036P 20 7
                               -------------------
                                 (CUSIP Numbers)

                               Roger W. Byrd, Esq.
                                Nixon Peabody LLP
                               1300 Clinton Square
                            Rochester, New York 14604
                                  716-263-1687

        -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 1, 2001
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      -2-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             R, R, M & C Partners, L.L.C.
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |_|
                                                           (B)      |X|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             Missouri
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    0
                               Class B Shares    0
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       0
                Class B Shares       0
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       0.0%
                Class B Shares       0.0%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                OO
  ------------ -----------------------------------------------------------------

                                      -3-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             R, R, M & C Group, L.P.
  ---------- -------------------------------------------------------------------
        2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |_|
                                                           (B)      |X|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             Missouri
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    0
                               Class B Shares    0
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       0
                Class B Shares       0
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       0.0%
                Class B Shares       0.0%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                PN
  ------------ -----------------------------------------------------------------

                                      -4-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)

             R, R, M & C Management Corporation
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |_|
                                                           (B)      |X|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             Missouri
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    0
                               Class B Shares    0
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       0
                Class B Shares       0
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       0.0%
                Class B Shares       0.0%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                CO
  ------------ -----------------------------------------------------------------

                                      -5-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             The Stockholders Group described in Item 2
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |_|
                                                           (B)      |X|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             Not Applicable
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    0
                               Class B Shares    0
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       0
                Class B Shares       0
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       0.0%
                Class B Shares       0.0%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                OO
  ------------ -----------------------------------------------------------------

                                      -6-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)

             Richard Sands
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                            (A)      |_|
                                                            (B)      |X|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             United States
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    398,302
                               Class B Shares    1,477,058
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    147,356
                               Class B Shares    2,715,036
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    398,302
                               Class B Shares    1,477,058
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    147,356
                               Class B Shares    2,715,036
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       545,658 (4,737,752 if Class B Shares were
                                     converted)
                Class B Shares       4,192,094
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       1.5% (11.3% if Class B Shares were
                                     converted)
                Class B Shares       69.0%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                IN
  ------------ -----------------------------------------------------------------

                                      -7-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             Robert Sands
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |_|
                                                           (B)      |X|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             United States
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    428,299
                               Class B Shares    1,475,648
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    147,356
                               Class B Shares    2,715,036
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    428,299
                               Class B Shares    1,475,648
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    147,356
                               Class B Shares    2,715,036
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       575,655 (4,766,339 if Class B Shares were
                                     converted)
                Class B Shares       4,190,684
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       1.5% (11.4% if Class B Shares were
                                     converted)
                Class B Shares       69.0%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                IN
  ------------ -----------------------------------------------------------------

                                      -8-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             Marilyn Sands
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |_|
                                                           (B)      |X|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             United States
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    1,078,106
                               Class B Shares    9,000
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    29,454
                               Class B Shares    203,700
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    1,078,106
                               Class B Shares    9,000
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    29,454
                               Class B Shares    203,700
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       1,107,560 (1,320,260 if Class B Shares were
                                     converted)
                Class B Shares       212,700
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       3.0% (3.5% if Class B Shares were
                                     converted)
                Class B Shares       3.5%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                IN
  ------------ -----------------------------------------------------------------

                                      -9-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             CWC Partnership-I
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |_|
                                                           (B)      |X|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             New York
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    118,094
                               Class B Shares    1,524,770
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    118,094
                               Class B Shares    1,524,770
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       118,094 (1,642,864 if Class B Shares were
                                     converted)
                Class B Shares       1,524,770
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       0.3% (4.2% if Class B Shares were
                                     converted)
                Class B Shares       25.1%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                PN
  ------------ -----------------------------------------------------------------

                                      -10-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             M, L, R & R
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |_|
                                                           (B)      |X|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             New York
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    192
                               Class B Shares    166,842
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    192
                               Class B Shares    166,842
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       192 (167,034 if Class B Shares were
                                     converted)
                Class B Shares       166,842
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       0.0% (0.4% if Class B Shares were
                                     converted)
                Class B Shares       2.7%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                PN
  ------------ -----------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         The classes of equity securities to which this statement applies are the Class A Common Stock, par value $0.01 (the "Class A Stock"), and the Class B Common Stock, par value $0.01 (the "Class B Stock"), of Constellation Brands, Inc., a Delaware Corporation with its principal offices at 300 WillowBrook Office Park, Fairport, New York 14450 (the "Company").

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by R, R, M & C Partners, L.L.C. (the "LLC"), R, R, M & C Group, L.P. (the "Partnership"), R, R, M & C Management Corporation (the "General Partner") and a former group that had been formed for the purpose of aggregating shares of Class A Stock and coordinating investing activities with respect to such shares (the "Group") which included the LLC, the Partnership and the General Partner (the LLC, the Partnership, the General Partner and the Group are referred to herein as the "Reporting Persons"). The other former members of the Group were Richard Sands, Robert Sands, Marilyn Sands, CWC Partnership-I ("CWCP-I") and M, L, R & R (the "Group Members"). The Group Members are included in this Schedule 13D solely in their capacity as former members of the Group and have previously filed a separate Schedule 13D with respect to their individual holdings if applicable. The Partnership is the sole manager of the LLC, the General Partner is the sole general partner of the Partnership and Richard Sands and Robert Sands are each 50% owners of the General Partner and the only directors or officers of the General Partner.

         Certain information with respect to the Reporting Persons and Group Members is set forth below:

         1.   R, R, M & C Partners, L.L.C.
              a.   State of Organization:            Missouri
              b.   Principal Business:               Investing

         2.   R, R, M & C Group, L.P.
              a.   State of Organization:            Missouri
              b.   Principal Business:               Investing

         3.   R, R, M & C Management Corporation
              a.   State of Organization:            Missouri
              b.   Principal Business:               Investing

         4.   The Group
              a.   State of Organization:            Not Applicable
              b.   Principal Business:               Investing

         5.   Richard Sands
              a.   Principal Occupation:             Chairman of the Board,
                                                     President and Chief
                                                     Executive Officer of the
                                                     Company
              b.   Citizenship:                      United States

         6.   Robert Sands
              a.   Principal Occupation:             Group President of the
                                                     Company
              b.   Citizenship:                      United States

         7.   Marilyn Sands
              a.   Principal Occupation:             Retired
              b.   Citizenship:                      United States

         8.   CWC Partnership-I
              a.   State of Organization:            New York (a general
                                                     partnership)
              b.   Principal Business:               Investing

         9.   M, L, R & R
              a.   State of Organization:            New York (a general
                                                     partnership)
              b.   Principal Business:               Investing

         The principal office address or business address of each of the Reporting Persons and Group Members is 300 WillowBrook Office Park, Fairport, New York 14450. None of the Reporting Persons or Group Members has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable

ITEM 4.  PURPOSE OF THE TRANSACTION

         Not Applicable

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         On October 1, 2001, the LLC and M, L, R & R completed the sale of 2,150,000 shares of Class A Stock in a registered underwritten public offering at a public offering price of $38.75 per share. In the offering, the LLC sold all 2,002,002 shares of Class A Stock it owned and M, L, R & R sold 147,998 shares of Class A Stock. Accordingly, the LLC, the Partnership and the General Partner no longer beneficially own more than 5% of the outstanding shares of Class A Stock.

         The table below sets forth the shares of Class A Stock and Class B Stock beneficially owned by each Reporting Person and Group Member. The percentages of ownership were calculated on the basis of 37,291,021 shares of Class A Stock and 6,074,445 shares of Class B Stock outstanding as of the close of business on October 8, 2001. Shares of Class B Stock are convertible into shares of Class A Stock on a one-to-one basis at any time at the option of the holder.




-----------------------------------------------------------------------------------------------------------------
                                                               AMOUNT AND NATURE
                                                         OF BENEFICIAL OWNERSHIP (1)
                                            -------------------------------------------------------
                                             SOLE POWER TO       SHARED POWER TO                     PERCENT OF
BENEFICIAL OWNER                            VOTE OR DISPOSE      VOTE OR DISPOSE         TOTAL       CLASS (1)
-----------------------------------------------------------------------------------------------------------------
CLASS A STOCK:
-----------------------------------------------------------------------------------------------------------------
   R, R, M & C Partners, L.L.C.                    --                        --                 --       --
-----------------------------------------------------------------------------------------------------------------
   R, R, M &C Group, L.P.                          --                        --                 --       --
-----------------------------------------------------------------------------------------------------------------
   R, R, M & C Management Corporation              --                        --                 --       --
-----------------------------------------------------------------------------------------------------------------
   The Group                                       --                        --(2)              --       --
-----------------------------------------------------------------------------------------------------------------
   Richard Sands                                  398,302(3)            147,356(3)          545,658      1.5%
-----------------------------------------------------------------------------------------------------------------
   Robert Sands                                   428,299(4)            147,356(4)          575,655      1.5%
-----------------------------------------------------------------------------------------------------------------
   Marilyn Sands                                1,078,106(5)             29,454(6)        1,107,560      3.0%
-----------------------------------------------------------------------------------------------------------------
   CWCP-I                                          --                   118,094(7)          118,094      0.3%
-----------------------------------------------------------------------------------------------------------------
   M, L, R & R                                     --                       192                 192      0.0%
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
 CLASS B STOCK:
-----------------------------------------------------------------------------------------------------------------
   R, R, M & C Partners, L.L.C.                    --                        --                  --      --
-----------------------------------------------------------------------------------------------------------------
   R, R, M & C Group, L.P.                         --                        --                  --      --
-----------------------------------------------------------------------------------------------------------------
   R, R, M & C Management Corporation              --                        --                  --      --
-----------------------------------------------------------------------------------------------------------------
   The Group                                       --                        --(2)               --      --
-----------------------------------------------------------------------------------------------------------------
   Richard Sands                                1,477,058             2,715,036(3)        4,192,094     69.0%
-----------------------------------------------------------------------------------------------------------------
   Robert Sands                                 1,475,648             2,715,036(4)        4,190,684     69.0%
-----------------------------------------------------------------------------------------------------------------
   Marilyn Sands                                    9,000               203,700(6)          212,700      3.5%
-----------------------------------------------------------------------------------------------------------------
   CWCP-I                                          --                 1,524,770(7)        1,524,770     25.1%
-----------------------------------------------------------------------------------------------------------------
   M, L, R & R                                     --                   166,842(8)          166,842      2.7%
-----------------------------------------------------------------------------------------------------------------


(1) The number of shares and the percentage of ownership set forth in the Class A Stock table includes the number of shares of Class A Stock that can be purchased by exercising stock options that are exercisable on October 8, 2001 or become exercisable within 60 days thereafter ("presently exercisable"). Such number does not include the number of option shares that may become exercisable within sixty (60) days of October 8, 2001 due to certain acceleration provisions in certain awards, which accelerations cannot be foreseen on the date of this amendment to Schedule 13D. Such number also does not include the shares of Class A Stock issuable pursuant to the conversion feature of the Class B Stock beneficially owned by each person. The number of shares and percentage of ownership assuming conversion of Class B Stock into Class A Stock are contained in the footnotes. For purposes of calculating the percentage of ownership of Class A Stock in the table and in the footnotes, additional shares of Class A Stock equal to the number of presently exercisable options and, as appropriate, the number of shares of Class B Stock owned by each person are assumed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act. Where the footnotes reflect shares of Class A Stock as being included, such shares are included only in the Class A Stock table and where the footnotes reflect shares of Class B Stock as being included, such shares are included only in the Class B Stock table.

(2) As a result of the completion of the offering by the LLC and M, L, R & R described above, the Group has accomplished its purpose and has been disbanded. As a result, it no longer beneficially owns any shares of Class A Stock or Class B Stock.

(3) The amount reflected as shares of Class A Stock over which Richard Sands has the sole power to vote or dispose includes 297,613 shares of Class A Stock issuable upon the exercise of options which are presently exercisable by Mr. Sands. The amounts reflected as shares over which Mr. Sands shares power to vote or dispose include, as applicable, 117,902 shares of Class A Stock and 1,357,928 shares of Class B Stock owned by CWCP-I, of which Mr. Sands is a managing partner, 36,858 shares of Class B Stock owned by the Marvin Sands Master Trust (the "Master Trust"), of which Mr. Sands is a trustee and beneficiary, 192 shares of Class A Stock and 166,842 shares of Class B Stock owned by M, L, R & R, of which Mr. Sands and the Master Trust are general partners, 140,908 shares of Class B Stock owned by CWC Partnership-II, a New York general partnership ("CWCP-II"), of which Mr. Sands is a trustee of the managing partner, 1,012,500 shares of Class B Stock owned by a trust created by Marvin Sands for the benefit of his present and future grandchildren (the "Grandchildrens' Trust"), of which Mr. Sands is a trustee, and 29,262 shares of Class A Stock owned by the Mac and Sally Sands Foundation, Incorporated, a Virginia corporation (the "Sands Foundation"), of which Mr. Sands is a director and officer. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in CWCP-I and MLR&R and his beneficial interest in the Master Trust. The amounts reflected do not include 3,930 shares of Class A Stock owned by Mr. Sands' wife, the remainder interest Mr. Sands has in 358,334 of the 1,075,002 shares of Class A Stock subject to the life estate held by Marilyn Sands described in footnote (5) below or the remainder interest of CWCP-II in 361,953 of such shares. Mr. Sands disclaims beneficial ownership with respect to all such shares. Assuming the conversion of Class B Stock beneficially owned by Mr. Sands into Class A Stock, Mr. Sands would beneficially own 4,737,752 shares of Class A Stock, representing 11.3% of the outstanding Class A Stock after such conversion.

(4) The amount reflected as shares of Class A Stock over which Robert Sands has the sole power to vote or dispose includes 293,346 shares of Class A Stock issuable upon the exercise of options which are presently exercisable by Mr. Sands. The amounts reflected as shares over which Mr. Sands shares power to vote or dispose include, as applicable, 117,902 shares of Class A Stock and 1,357,928 shares of Class B Stock owned by CWCP-I, of which Mr. Sands is a managing partner, 36,858 shares of Class B Stock owned by the Master Trust of which Mr. Sands is a trustee and beneficiary, 192 shares of Class A Stock and 166,842 shares of Class B Stock owned by M, L, R & R, of which Mr. Sands and the Master Trust are general partners, 140,908 shares of Class B Stock owned by CWCP-II, of which Mr. Sands is a trustee of the managing partner, 1,012,500 shares of Class B Stock owned by the Grandchildrens' Trust, of which Mr. Sands is a trustee, and 29,262 shares of Class A Stock owned by the Sands Foundation, of which Mr. Sands is a director and officer. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in CWCP-I and M, L, R & R and his beneficial interest in the Master Trust. The amounts reflected do not include 45,880 shares of Class A Stock owned by Mr. Sands' wife, individually and as custodian for their minor children, the remainder interest Mr. Sands has in 354,715 of the 1,075,002 shares of Class A Stock subject to the life estate held by Marilyn Sands described in footnote (5) below or the remainder interest of CWCP-II in 361,953 of such shares. Mr. Sands disclaims beneficial ownership with respect to all such shares. Assuming the conversion of Class B Stock beneficially owned by Mr. Sands into Class A Stock, Mr. Sands would beneficially own 4,766,339 shares of Class A Stock, representing 11.4% of the outstanding Class A Stock after such conversion.

(5) With respect to 1,075,002 shares of the 1,078,106 shares of Class A Stock, Marilyn Sands is the beneficial owner of a life estate which includes the right to receive income from and the power to vote and dispose of such shares. The remainder interest in such shares is held by Richard Sands, Robert Sands and CWCP-II.

(6) The amounts reflected include, as applicable, 29,262 shares of Class A Stock owned by the Sands Foundation, of which Marilyn Sands is a director, 36,858 shares of Class B Stock owned by the Master Trust, of which Ms. Sands is a trustee, and 192 shares of Class A Stock and 166,842 shares of Class B Stock owned by M, L, R & R, of which the Master Trust is a general partner. Ms. Sands disclaims beneficial ownership with respect to all shares owned by the Sands Foundation and with respect to all of the other foregoing shares except to the extent of her beneficial interest in the Master Trust. Assuming the conversion of Class B Stock beneficially owned by Ms. Sands into Class A Stock, Ms. Sands would beneficially own 1,320,260 shares of Class A Stock, representing 3.5% of the outstanding Class A Stock after such conversion.

(7) The amounts reflected include, as applicable, 192 shares of Class A Stock and 166,842 shares of Class B Stock owned by M, L, R & R, of which CWCP-I is a general partner. The shares owned by CWCP-I are included in the number of shares beneficially owned by Richard Sands and Robert Sands, the managing partners of CWCP-I. The other partners of CWCP-I are trusts for the benefit of Laurie Sands' husband and children. Assuming the conversion of Class B Stock beneficially owned by CWCP-I into Class A Stock, CWCP-I would beneficially own 1,642,864 shares of Class A Stock, representing 4.2% of the outstanding Class A Stock after such conversion.

(8) The shares owned by M, L, R & R are included in the number of shares beneficially owned by Richard Sands, Robert Sands, Marilyn Sands and CWCP-I. Assuming the conversion of Class B Stock beneficially owned by M, L, R & R into Class A Stock, M, L, R & R would beneficially own 167,034 shares of Class A Stock, representing 0.4% of the outstanding Class A Stock after such conversion.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As a result of the completion of the offering by the LLC and M, L, R & R described above, the Group has accomplished its purpose and has been disbanded. The description of the other relationships between the Group Members and CWCP-I, CWCP-II, M, L, R & R, the Master Trust, the Grandchildrens' Trust and the Sands Foundation described under Item 5 are incorporated into this Item 6 by reference. Richard Sands, Robert Sands and CWCP-I are parties to a Stockholders' Agreement dated June 17, 1993, a copy of which was filed with the Securities and Exchange Commission in October, 1993 as an Exhibit to the
Schedule 13D dated June 17 and 29, 1993 filed by Richard Sands, Robert Sands, Marilyn Sands and others with respect to Class A Stock and Class B Stock. Richard Sands and Robert Sands are brothers and the sons of Marilyn Sands.

         Marilyn Sands has pledged 1,075,002 shares of Class A Stock to The Chase Manhattan Bank, and Richard Sands, Robert Sands and CWCP-I have pledged the following shares of Class B Stock to The Chase Manhattan Bank: Richard Sands
- 111,500 shares; Robert Sands - 110,825 shares; and CWCP-I - 628,124 shares. In the event of a default under the loans secured by these pledges, The Chase Manhattan Bank will have the right to vote and sell the pledged shares subject to certain protections afforded to the pledgors. Certain of the shares of Class A Stock and Class B Stock may from time to time be held by certain of the Group Members in margin accounts. If there were a margin call under such a margin account or the Group Member defaulted under the terms of such a margin account, the broker with whom such margin account has been established may have the right to sell the shares of Class A Stock or Class B Stock held in such margin account.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99-1 Joint Filing Agreement among the Reporting Persons and Group Members dated October 18, 2001

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2001              R, R, M & C Partners, L.L.C.

                                     By:    R, R, M & C Group, L.P.
                                     Its:   Manager

                                            By:   R, R, M & C Management
                                                  Corporation
                                            Its:  General Partner


                                                  By:   /s/ Robert Sands
                                                        -----------------------
                                                        Robert Sands, President


Dated: October 18, 2001              R, R, M & C Group, L.P.

                                     By:    R, R, M & C Management Corporation
                                     Its:   General Partner


                                            By:    /s/ Robert Sands
                                                   ----------------------
                                                   Robert Sands, President


Dated: October 18, 2001              R, R, M & C Management Corporation


                                     By:    /s/ Robert Sands
                                            -----------------------------------
                                            Robert Sands, President


Dated: October 18, 2001                               /s/ Richard Sands
                                     -------------------------------------------
                                                       Richard Sands*


Dated: October 18, 2001                               /s/ Robert Sands
                                     -------------------------------------------
                                                        Robert Sands*


Dated: October 18, 2001                               /s/ Marilyn Sands
                                     -------------------------------------------
                                                       Marilyn Sands*

Dated: October 18, 2001              CWC Partnership I*


                                     By:  /s/ Richard Sands
                                        ----------------------------------------
                                           Richard Sands, Co-Managing Partner


                                     By:  /s/ Robert Sands
                                        ----------------------------------------
                                           Robert Sands, Co-Managing Partner


Dated: October 18, 2001              M, L, R & R*


                                     By:  /s/ Robert Sands
                                        ----------------------------------------
                                           Robert Sands, Partner



* Executed by this person solely in such person's capacity as a member of the Group described in this Amendment.